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June 13, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:            Duc Dang, Senior Counsel

Re:	Chanticleer Holdings, Inc. (File No. 333-171570) (the “Company”)
Registration Statement on Form S-1
Filed January 6, 2011

Dear Mr. Kluck:

The purpose of this letter is to provide the Company’s response to January 6, 2011 Comment Letter (the “Comment Letter”) to Mr. Michael D. Pruitt, Chief Executive Officer of the Company.

General

COMMENT 1.	Please revise to include the warrants in your Calculation of Registration Fee Table on the cover page of your registration statement.

Response:	We have revised our Registration Statement on Form S-1 to include the warrants in our Calculation of Registration Fee Table on the cover page.

COMMENT 2.
We note you do not properly incorporate by reference pursuant to Item 12 of Form S-1.  Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference or include all of the item requirements in Form S-1, including financial statements.

Response:	We have amended our Registration Statement on Form S-1 to include all of the item requirements in Form S-1, including financial statements.

COMMENT 3.	Please include the signature of your controller or principal accounting officer. Please see the Instructions to Signatures on Form S-1 for guidance.

Response:	We have included the signature of our controller or principal accounting officer on our Pre-effective Amendment No. 1 to Registration Statement on Form S-1.

New York	Cleveland	Toledo	Akron	Columbus	Cincinnati
Washington, D.C.	Tallahassee	Orlando	Fort Myers	Naples	Fort Lauderdale

U.S. Securities and Exchange Commission
H. Christopher Owings
June 13, 2011

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Sincerely,

ROETZEL & ANDRESS

By:	/s/ Clint J. Gage
Clint J. Gage, Esq.

CHANTICLEER HOLDINGS, INC.
11220 Elm Lane
Suite 203
Charlotte, NC 28277

June 13, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:         Tom Kluck, Branch Chief

Re:    Chanticleer Holdings, Inc. (File No. 333-171570) (the “Company”)

Dear Mr. Kluck:

Please accept this letter as the Company’s acknowledgement of the following facts in connection with its filings with the United States Securities and Exchange Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHANTICLEER HOLDINGS, INC.

By:	/s/ Michael D. Pruitt
Michael D. Pruitt
Chief Executive Officer